Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SiteWit Corp.
5201 W Kennedy Blvd, Suite 500
Tampa, FL 33626
https://www.kliken.com/

Up to $1,234,997.46 in Series C Preferred Stock at $4.11
Minimum Target Amount: $14,997.39

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SiteWit Corp.
Address: 5201 W Kennedy Blvd, Suite 500, Tampa, FL 33626
State of Incorporation: FL
Date Incorporated: June 18, 2009

Terms:

Equity

Offering Minimum: $14,997.39 | 3,649 shares of Series C Preferred Stock
Offering Maximum: $1,234,997.46 | 300,486 shares of Series C Preferred Stock
Type of Security Offered: Series C Preferred Stock
Purchase Price of Security Offered: $4.11
Minimum Investment Amount (per investor): $246.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based

Friends and Family

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Viking Investors $1,000+

Investor Exclusive: $150 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing.

Dragon Investors $2,500+

5% bonus shares; Investor Exclusive: $250 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing; 30-minute ad campaign VIP strategy session on zoom with one of our experts

Legend Investors $5,000+

7% bonus shares; Investor Exclusive: $500 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing; 60-minute ad campaign VIP strategy session on zoom with one of our experts

Hydra Investors $10,000+

9% bonus shares; Investor Exclusive: $1,000 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing.; 60-minute ad campaign VIP strategy session on zoom with one of our experts

Kraken Investors $25,000+

10% bonus shares; Call with Founder / CEO; Investor Exclusive: $2,500 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing; 60-minute ad campaign VIP strategy session on zoom with one of our experts

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kliken by SiteWit Corp. ("Kliken" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $4.11 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $411. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview:

SiteWit Corp. (d.b.a. "Kilken" or the "Company") is a C-Corp. organized under the laws of the state of Florida on June 18, 2009. Prior to incorporating as a C Corp, SiteWit Corp. operated as a Limited Liability Company named CliQuality LLC.

Kliken specializes in making online marketing and advertising accessible for small to medium e-commerce and service businesses.

We know that business owners are already short on time, and more often than not, are not marketing experts. The online advertising market has too many choices, a steep learning curve, and a seeming lack of transparency which causes most small business owners to question whether they can advertise online effectively even though they know they need to do so.

That’s why Kliken built a platform that simplifies the process across Facebook, Google, and the Open Web with Kliken Ads. Campaigns can be completed in under 5 minutes while Kliken’s AI takes the heavy lifting out of optimization, reporting, retargeting, and more, so owners can get back to what they do best - run their business.

Kliken has generated over $22 Million in Revenue in the last 3 years and helped our customers generate over $200 Million dollars in sales for their online stores. With over 100 million products under management, Kliken is one of the leading e-commerce marketing platforms, helping customers advertise their stores efficiently. Our average customer sees $6 in sales for every $1 they spend with Kliken on advertising campaigns.

All intellectual property is owned, and all rights are retained by, Kliken. No employee owns or has a claim to any of Kliken's intellectual property.

Competitors and Industry

Competitors and Industry:

Our biggest competitors are digital agencies that cater to do-it-for-me customers. Generally, they are much more expensive than Kliken. The average SMB has a monthly budget of $300-$500 per month and these agencies charge on average over $1,000 per month, effectively making that group available to Kliken.

Actually, some of our customers are digital agencies using our platform on behalf of their clients because Kliken provides them with the automation and optimization they lack. We are planning to add an Agency layer to the platform in 2023 to make many of these agencies our allies. Nothing better than making your competitors part of your business model!

We have a deep distribution and technology competitive moat. We acquire customers very efficiently, with over 5,000 new prospects per month through our partnerships with the leading CMS and Ecommerce platforms. Building the Kliken platform has taken many years and tens of millions of investment, this is not technology that can be built by two kids in a garage. Kliken is imbued with AI, sophisticated API integrations into our partners, Google, and Facebook, and our own proprietary ad serving and optimization platform. It would require a massive investment and time to compete with us. We are already in the market and selling. Every day that goes by, the moat gets larger.

Every small business owner is deeply aware they need to advertise online to grow their business and acquire new customers. Outside of Kliken's all-in-one marketing solutions, the options for business owners are to do it themselves, which can be time-consuming and intimidating, or to trust an agency to do it for them, which can be expensive.

There are 32 million SMBs in the US and 23 million SMBs in the EU, alone. Google has over 4 million advertisers, and Facebook has 2 million. That leaves 50 million, or nearly 90%, untapped small businesses that aren't advertising. Kliken will get many of them to do so

Our solution is simple to use, takes less than 5 minutes to set up, and is already deeply integrated into the leading CMS/Ecommerce platforms around the world, so our customers find it and use it in a few clicks. Through our partnerships Kliken signs up on average over 5,000 new customers organically per month, giving us a steady stream of new customers to sell advertising products into. Those partnerships solidify the opportunity we have to grow our customer base, exponentially, while making their customers happier and more satisfied. It's a win-win-win for everyone.

Current Stage and Roadmap

Future Roadmap

We are planning on launching the following initiatives in 2023:

- Increase marketing for Kliken Ads to increase customer base of WooCommerce users on Facebook and the Open Web. Planned launch Q2 2023.

- Kliken Ads for Service providers: for running campaigns for all types of service oriented companies like hair salons, gyms and yoga studios, business service providers and all major service provider categories. Planned launch date is Q3 2023.

- Kliken Agency Partner Program: for setting up an affiliate distribution channel with web design agencies building ecommerce stores for WooCommerce. Planned launch date Q3 2023.

- STOREai: for using text mining and GPT technology for scoring and optimizing product feeds for Google Product Listings. Planned launch date is Q4 2023.

Current Stage & Past Milestones

The Kliken product is in a commercial state and selling to end customers, including Google Product Listings, Google Performance Max campaigns, Google Search campaigns, Facebook Ads campaigns, and Kliken Ads campaigns. Please see below for a list of past achievements and milestones below.

Important Company Stats (Current Traction):

(1) 102 million products under management

(2) Stores see an average of 6x Return on Advertising Spend (ROAS)

(3) Over 25% of our customers that start at $150 / month upgrade their budget

(4) Kliken has generated over $200 million in sales for customers using our advertising solutions.

(5) Kliken Ads, our newly-released platform, generates an average of $50/month per active customer

Based on internal calculations, that is:

- 10x higher than most other advertising platforms, and

- As much as 100% higher than the average app in any partner marketplace

(6) Kliken has generated over $22 million in revenue from 2020 - 2022, a 371% increase from 2019

(7) Average of 5,000 organic new customers sign up each month

(8) Conversion rate of over 10% for buying an advertising campaign

(9) Important Fundraising stats:

Kliken has raised $18,913,790.30:

- Common: $1,291,000.00

- Series A-1 Preferred: $1,374,786.98

- Series A-2 Preferred: $4,209,737.89

- Series B-1 Preferred: $5,817,252.18

- Series B-2 Preferred: $6,221,013.25

(10) Important Awards:

- May 2013 - Sitewit is a finalist for Microsoft's 2013 Digital Marketing Partner of the Year

- August 2021 - Kliken is first listed on the Inc. 5000 -The Fastest-Growing Private Companies in America at No. 2,043

- August 2022 - Kliken is listed for the second year in a row to the Inc. 5000, moving up almost 1000 spots to No. 1,046

- November 2022 - Kliken named to the inaugural Inc. Power Partner Awards - list of 252 B2B companies that go the extra mile to provide game-changing support for small businesses.

(11) Important Partnership Milestones:

- June 2014: Sitewit launches with Yola

- September 2014: Sitewit partners with web hosting experts Arvixe

- July 2015: Sitewit joins the MasterCard Business Network

- August 2015: Sitewit launches with WiX

- October 2015: Sitewit launches with Weebly

- August 2018: Ecwid E-commerce launches Google Shopping Ads powered by Kliken

- August 2018: Kliken Launches with Joomla

- March 2019: Kliken launches with WooCommerce

- February 2021: Kliken Announces new partnership with Square

- December 2022: Kliken joins the IAB Europe's Transparency and Consent Framework as a Global Vendor

(12) Key Product Updates and Releases (shows ongoing R&D for our products and services):

- October 2012 - Sitewit releases Engagement Metrics

- May 2013 - Sitewit launches a new keyword rating system

- October 2013 - Sitwit releases a new tracking pixel

- January 2015 - Sitewit enhances it's user interface

- December 2015 - Sitewit releases it's mobile app for iOS and Android

- September 2022 - Kliken launches Kliken Ads, its next-generation Open Web advertising solution.

The Team

Officers and Directors

Name: Ricardo Lasa

Ricardo Lasa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March, 2010 - Present
  Responsibilities: Overall strategy, business performance, partnerships and product. C.E.O. - Day to Day Management of Sitewit (d.b.a. Kliken) with significant focus on partner channels and funding. Salary & Equity Ownership: $75,000 and 49.7% fully diluted ownership.

- **Position:** Director
  Dates of Service: January, 2010 - Present
  Responsibilities: Board of directors

Name: Donald Berndt

Donald Berndt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientist
  Dates of Service: March, 2010 - Present
  Responsibilities: As Chief Scientist, I am responsible for identifying emerging data science technologies and suggesting applications to core business challenges at Kliken. Charged with the development, design and testing of Sitewit's machine-learning activities. Salary & Equity Ownership: $25,000 and 4.5% ownership.

- **Position:** Director
  Dates of Service: January, 2010 - Present
  Responsibilities: Board of Directors

Name: Christopher Lord

Christopher Lord's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: March, 2010 - Present
  Responsibilities: Oversees all technical decisions relating to products and application environments. CTO charged with designing the Company's IT infastructure and reporting databases. Salary & Equity Compensation: $135,000

Name: James McCart

James McCart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief AI Officer
  Dates of Service: December, 2010 - Present
  Responsibilities: James is responsible for facilitating company R&D initiatives, as well as planning and co-leading development efforts.Charged with the design and implementation of the Company's Ai algorithms and product design integration with 3rd party partners and platforms, in tandem with Jessie Baynard. Salary & Equity Compensation: $130,000

Name: Jesse Baynard II

Jesse Baynard II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Engineering
  Dates of Service: March, 2010 - Present
  Responsibilities: Responsible for co-leading the development team at Kliken. Charged with the design, development and implementation of the Company's product suite in tandem with James McCart. Salary & Equity Compensation: $130,000

Name: Charles Fox

Charles Fox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Principal Accounting Officer
  Dates of Service: June, 2022 - Present
  Responsibilities: As COO I am charged with the financial & regulatory aspects of Sitewit, Corp and our operations. Supporting the CEO, I will be engaged on the monitoring of the raise as well as compiling financial and operational updates for prospective and active investors. Salary & Equity Compensation: $155,000

Other business experience in the past three years:

- **Employer:** Escher Group Ltd
  Title: Group Financial Controller
  Dates of Service: August, 2019 - May, 2022
  Responsibilities: Group Financial Controller for Escher Group Ltd and Director of Escher Group (Irl) Ltd and NG Postal FinCo Ltd, leading the Financial/Regulatory Accounting and Reporting functions along with Tax, Financial Operations including M&A, integrations and and funding activities.

Other business experience in the past three years:

- **Employer:** EVO Payments Intl.
  Title: VP Finance
  Dates of Service: October, 2014 - April, 2019
  Responsibilities: Shared Service Center Head of function for Ireland, UK and Malta, including Financial/Regulatory Accounting and Reporting functions for local and global requirements (SEC Quarterly - NASDAQ) along with Tax, Financial Operations including M&A, integrations and and funding activities.

Name: Marc Fratello

Marc Fratello's current primary role is with Marxent Labs. Marc Fratello currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January, 2012 - Present
  Responsibilities: Board of Directors. Marc Fratello has a yearly salary of $25,000 and owns 773,800 fully diluted shares.

Other business experience in the past three years:

- **Employer:** Marxent Labs
  Title: Business Development
  Dates of Service: January, 2018 - Present
  Responsibilities: Business Development

Name: Jonathan Gordon

Jonathan Gordon's current primary role is with Stage 1 Ventures. Jonathan Gordon currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October, 2012 - Present
  Responsibilities: Board of Directors. Jonathan does not receive a salary.

Other business experience in the past three years:

- **Employer:** Stage 1 Ventures
  Title: Managing Partner and Co-Founder
  Dates of Service: January, 2006 - Present
  Responsibilities: Managing venture capital investments for Stage 1

Name: Marc Sokol

Marc Sokol's current primary role is with Florida Funders. Marc Sokol currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: Board of Directors. Marc does not receive a salary.

Other business experience in the past three years:

- **Employer:** Florida Funders
  Title: Managing Partner
  Dates of Service: July, 2016 - Present
  Responsibilities: Managing venture capital investments for Florida Funders

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think is a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series C Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the advertising / ecommerce software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series C Preferred Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series C Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase

price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and the advertising platforms themselves. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kliken or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kliken could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ricardo Lasa	850,000	Common Stock	
Ricardo Lasa	41,964	Series A-1 Preferred Stock	
Ricardo Lasa	556,100	Series A-2 Preferred Stock	45.62%
Ricardo Lasa	1,331,100	Series B-1 Preferred Stock	
Ricardo Lasa	2,212,600	Series B-2 Preferred Stock	

The Company's Securities

The Company has authorized Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Common Stock, and Series C Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 300,486 of Series C Preferred Stock.

Series A-1 Preferred Stock

The amount of security authorized is 306,300 with a total of 306,300 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series A-1 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series A-2 Preferred Stock

The amount of security authorized is 2,045,400 with a total of 2,045,400 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series A-2 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The total amount outstanding includes 739,000 shares to be issued pursuant to outstanding warrants.

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series B-1 Preferred Stock

The amount of security authorized is 3,262,800 with a total of 3,262,800 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series B-1 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The total amount outstanding includes 1,577,600 shares to be issued pursuant to outstanding warrants.

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the

Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series B-2 Preferred Stock

The amount of security authorized is 3,296,600 with a total of 3,296,600 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series B-2 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Common Stock

The amount of security authorized is 12,474,400 with a total of 1,971,600 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 155,600 shares to be issued pursuant to stock options issued in the 2010 Equity Incentive Plan.

The total amount outstanding includes 516,000 shares to be issued pursuant to stock options issued in the 2022 Omnibus Incentive Plan.

Series C Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series C Preferred Stock.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series C Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Conversion Rights

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,221,013.25
  Number of Securities Sold: 32,966
  Use of proceeds: Building Google Shopping, Facebook, Kliken Ads platform and growing the business through partnerships

Date: August 12, 2022
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $9,602,231 compared to $9,689,835 in fiscal year 2022.

2022 was an almost flat year, with revenues increasing 0.9% year on year. The reason for this was that in Q3 and Q4 of 2022 we started seeing the results of the adverse economic conditions and high inflation for our customers. Many of them reduced their marketing budgets due to the effect inflation was having on their sales since many of their customers cut spending and they consequently reduced their marketing budgets.

Cost of sales

Cost of Sales for fiscal year 2021 was $7,664,686 compared to $8,098,060 in fiscal year 2022.

We saw a slight increase in Cost of Sales of 5.6%. This was mostly due to increases in campaign budgets in the first 8 months of 2022. As customers bought more marketing, their associated spend (COGS) increased with their increased marketing budgets.

Gross margins

Gross margins for fiscal year 2021 were $1,937,545 (20%) compared to $1,591,776 (16%) in fiscal year 2022.

Gross margins decreased in 2022 due to a decrease in management and automation fees and an increase in refunds due to the uncertain economic times we are experiencing and the impact it is having on small businesses.

Expenses

Expenses for fiscal year 2021 were $3,492,610 compared to $3,525,559 in fiscal year 2022.

Operating expenses were up 2.98% mostly due to increases in the cost of hosting in AWS and other operational platforms like Zendesk and accounting service fees as we outsourced our accounting to Pilot.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we have a solid foundation for growth and through the introduction of Kliken Ads we have added another high margin revenue line that will propel our future growth. Past cash was primarily generated through sales and equity investments. Our goal is to grow our margins and revenue through Kliken Ads and make it a profit center of over $10 Million a year by the end of 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 3/2023, the Company has capital resources available in the form of a line of credit for $2.425M from Ricardo Lasa, and $396,345.93 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Over the 24 month period January 1, 2021 to December 31, 2022, the Company secured funding in the form of additional equity investment and debt in the amount of $3.175m. In the 11 years prior to this the Company raised over $15m dollars from a number of investors, including institutional investors including venture capital firms like Florida Funders and Stage 1 Ventures and the founder themselves.

As at today's date - March 7, 2023 - Kliken has access to $2.425m of debt funding which is equivalent to c. 18 months of funding based on the 6 month average burn rate between August 2022 and January 2023.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate successfully since we have other sources of funding including existing investors and a line of credit and we are trending towards profitability. This is based on a current monthly burn rate of $200,000 for expenses related to Salaries ($150,000) and hosting and software costs ($50,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for three years since we are trending towards profitability and have access to other sources of funding if they would become necessary such as a line of credit, current investors, and other interested venture capital firms. This is based on a current monthly burn rate of $200,000 which is primarily driven by salaries ($150,000) and hosting and software costs ($50,000) per month.

Maximum Funding Usage & Burn Rates

In a maximum funding scenario, operational expenses would increase $95,000 per month within a 12 month period. The funding's primary use would be for the expansion of the Company's R&D & maintenance team resources as well as direct marketing activity and day to day operating expenses already incurred. Investment in R&D/Maintenance and marketing support increased revenue generation, with R&D/Dev providing the ability to add additional products as well has enhance our current offerings, while direct marketing will be utilized to further expand the Company's higher margin, lower cost direct sales path. Within 12 months, each $1 of of marketing investment is forecasted to return $6.72 of gross revenue, and $2.69 of gross profit / cashflow.

On a monthly basis, Kliken's operating expenditure equals $264,000 per month. These costs are relatively fixed in nature, being contractually agreed and only subject to contract renegotiation or standard annual increases or volume usage increases (e.g. increase licenses). With regards to the burn rate, refunds and disputes created significant pressure between June and November 2022 with an average monthly amount of ($75,000). In the two months since (reported), this average has dropped to

($48,000) and with a number of new processes built within our payment processor as well as within our core platform for payment collection we do not foresee a return to the increased levels previously seen. Overall, 2022's operational expenses stayed consistent with prior years. Revenues stayed consistent with prior years, and the launch of Kliken Ads provides a significant revenue stream in 2023 as shown by the traction the product has gained in the last three months.

As Kliken Ads adoption grows in 2023 and 2024 its high margins will help reduce operational burn with the goal to get us to profitability by the end of 2024. The Company has secured an amendment to the promissory note issued by Ricardo Lasa for an additional $2m. This gives the Company direct access to $2.425m of funds, excluding available cash on hand, as of March 7, 2023. As mentioned previously, with a burn rate of $180,000 per month, this liquidity access provides a standalone cash cover equivalent to c.18 months.

The funds from the raise are primarily targeted for use to expand and support the Development Team expansion, allowing Kliken to continue to target integrations with additional partners which will support additional growth in 2023 with significant impact in 2024 and onwards. Kliken also intends to leverage a portion of the funds raised to drive direct marketing into the Kliken Ads products. These products produce much higher margins supporting increased cashflow in support of decreasing operational burn.

In the event that the the raise is unable to take place, performs under expectations or revenue projections are not met - Kliken has avenues available to reduce operational expenditure keeping in line with the requirements of the business through reduction of outsourced contractors, consolidation of software licenses as well as a variable cost decrease in hosting expenses which could occur in these scenarios.

Kliken would also be able to re-direct current funding which is being spent with partners to deliver cost savings, and overall lower costs for customer acquisition dependent on the channel. Given the steady revenue stream Kliken generated in 2021 and 2022 in the midst of the economic downturn, along with an overall set and relatively fixed operating cost base, we are confident that the Company's overall performance as forecasted for 2023 onwards is capable of generating the operational cashflow required, and, as noted, if not - funding is secured to ensure no material impact to the short and medium term operations of the Company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a venture capital investment or an investment by one of our strategic partners. We are frequently approached by venture capital firms that are interested in investing in Kliken but we believe a crowdfunding approach fits better with our dna as a company and plan to raise funds through crowdfunding again if needed. Our goal with this round is to get us to profitability and raise only in the future for strategic purposes if it makes sense.

Indebtedness

- **Creditor:** Loan Agreement - Ricardo Lasa
  Amount Owed: $3,500,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2026
  The loan agreement with the co-founders and the CEO, Ricardo Lasa is credit facility with maximum borrowing capacity of $3,500,000. As of December 31, 2022, $2,925,000 is left available to the company.

- **Creditor:** SERVISFIRST BANK- bank loan
  Amount Owed: $988,015.00
  Interest Rate: 8.25%
  Maturity Date: November 15, 2026

Related Party Transactions

- **Name of Entity:** Ricardo Lasa
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On October 1, 2022, the Company entered into a loan agreement with one of its co-founders and the CEO, Ricardo Lasa.
  Material Terms: The Company can borrow up to the sum of $1,500,000. The loan bears an interest of 10% per annum and has a maturity date on December 31, 2026. As of December 31, 2022, the outstanding balance of the loan is $575,000.

Valuation

Pre-Money Valuation: $44,970,218.49

Valuation Details:

SiteWit Corp. (d.b.a. "Kliken" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

Growth Since Previous Funding:

Kliken completed its last funding round via a Series B-2 tranche less than 12 months ago in July 2022. The round was raised from existing investors including Florida Funders, a venture capital firm with market knowledge of SaaS company valuations. The raise was done at $3.73 per share (adjusted to account for the share split to occur in 2023) and a total of $1,249,761.63 was raised in this round. This equaled a pre-money valuation of $39,562,754.51 and a post-money valuation of $40,812,516.14. This represented a 4.25x multiple on Gross Revenue.

The new round is being launched at $4.11 per share, equalling a $44,970,218.49 pre-money valuation. This represents a 4.64x multiple based on 2022 gross revenue. Given our financial performance year-on-year, and the valuation confirmation from the completed Series B-2 raise which occurred less than 12 months before the currently targeted raise, we believe this valuation to be conservative. Considering that pre-pandemic SaaS average multiples were c. 5.5x and current average SaaS multiples are c. 6.3x, we believe the 4.64x multiple is a conservative multiplier.

Further, the digital advertising industry is incredibly large, and growing at a 13.9% CAGR putting it at an expected size of $786.2B by 2026. Our share price increase from $3.83 to $4.11 represents a 7% increase, which is only 50% of the current 13.9% CAGR growth in the sector, which we believe gives a baseline that our set pre-money valuation at $45M is reasonable and conservative based on our historical growth and prior raises as well as in the broader view of the sector overall. Our position holds even looking back to 2015-2020 when the Revenue multiple stood at an average of 5.2x. This is a conservative view since multiples have not fallen below 5.6x since 2019 (reaching as high as 6.4x). Given the nature of the market (size and growth), we are uniquely positioned to be a significant player in this space because of our distribution partnerships and platform, with minimal direct competition. All of this has been factored into our PMV calculation.

We believe the $44,970,218.49 pre-money valuation accurately reflects the Company's current stage of development and progress since its previous funding.

Comparable Competitors

Nextroll has raised over $100M at a post-money valuation of $1 to $10 billion.

Criteo is publicly traded with a market capitalization of $1.8 billion.

Nextroll and Criteo do not disclose the number of customers or their metrics so it is difficult to make a comparison. However, both have been able to achieve a market cap of over $1B in a similar space within the sector where there is still enormous room for growth given the current size of the market and the growth rates it has and is expected to continue to experience.

Despite this competitive landscape, we believe Kliken is well positioned to be the leader in the small business do-it-yourself advertising space since these companies cater to SMEs and large businesses and do not have an all-in-one Google, Facebook, Open Web, or Product Listings solution.

Value of IP and Assets

We have a very valuable platform that has taken over $18M to build and will be very difficult to reproduce. We have developed a very strong competitive moat through our technical integrations and distribution partnerships.

We believe, even with conservative calculations, the value of the company's Intellectual Property should justify the company's ~$45M pre-money valuation.

Success of Management

The management team has been able to create and deliver a leading small business do-it-yourself marketing platform. The management team is comprised of seasoned business and product managers, and AI experts, many holding Ph.D.'s in information systems, and we have a strong foundation for operational excellence through OKRs.

Current Traction

Kliken has been able to craft partnerships with large Internet website builders and e-commerce providers like Wix, Lightspeed, and WooCommerce. The platform has sold to tens of thousands of small businesses and generated over $18M in revenue in the last 2 years. We have thousands of new signups per month and a very efficient customer acquisition engine. 2022 Revenue was a $$9,689,835 which implies a 4.89 multiple, well in line with the multiple for SaaS companies of 6.3x

For the reasons above, we believe the $44,970,218.49 pre-money valuation is reasonable and justified.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

1. all preferred stock is converted to common stock; and

2. all outstanding options and warrants with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.39 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,997.46, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Research & Development*
  35.0%
  We will use 35% of the funds raised for market and customer research, new product development, and market testing.

- *Company Employment*
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: finance manager. Wages to be commensurate with training, experience and position.

- *Working Capital*
  29.5%
  We will use 29.5% of the funds for working capital to cover expenses for the marketing of Kliken Ads as well as ongoing day-to-day operations of the Company.

- *Marketing*
  15.0%
  We will utilize 15% of the raised funds to further invest in our direct marketing functions - driving direct sign-up volumes for key products through higher margin, lower cost acquisition pathways.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kliken.com/ (https://www.kliken.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kliken

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SiteWit Corp.

[See attached]

SITEWIT CORP.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SiteWit Corp.
Tampa, Florida

We have reviewed the accompanying consolidated financial statements of SiteWit Corp. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 24, 2023
Los Angeles, California

SITEWIT CORP.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 422,004	$ 964,243
Acccounts Receivable, net	11,736	1,522
Prepaids and Other Current Assets	57,089	27,025
Total Current Assets	**490,828**	**992,790**
Intangible Assets	816,574	556,990
Total Assets	**$ 1,307,402**	**$ 1,549,781**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,288,522	$ 834,624
Credit Cards	122,696	144,064
Deferred Revenue	20,573	20,627
Other Current Liabilities	255,674	788,789
Total Current Liabilities	**1,687,464**	**1,788,103**
Promissory Notes and Loans	1,546,959	988,015
Accrued Interest on Promissory Note	9,726	-
Total Liabilities	**3,244,149**	**2,776,118**
STOCKHOLDERS EQUITY		
Common Stock	130	130
Series A-1 Preferred Stock	31	31
Series A-2 Preferred Stock	131	131
Series B-1 Preferred Stock	169	169
Series B-2 Preferred Stock	330	132
Additional Paid in Capital	19,464,964	18,165,049
Retained Earnings/(Accumulated Deficit)	(21,402,500)	(19,391,979)
Total Stockholders' Equity	**(1,936,747)**	**(1,226,337)**
Total Liabilities and Stockholders' Equity	**$ 1,307,402**	**$ 1,549,781**

See accompanying notes to financial statements.

SITEWIT CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	9,689,835	$	9,602,231
Cost of Goods Sold		8,098,060		7,664,686
Gross profit		1,591,776		1,937,545
Operating expenses				
General and Administrative		3,352,352		3,308,692
Sales and Marketing		173,206		183,918
Total operating expenses		3,525,559		3,492,610
Operating Income/(Loss)		(1,933,783)		(1,555,065)
Interest Expense		65,863		45,186
Other Loss/(Income)		10,875		(209,994)
Income/(Loss) before provision for income taxes		(2,010,521)		(1,390,257)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(2,010,521)**	**$**	**(1,390,257)**

See accompanying notes to financial statements.

SITEWIT CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid In	Retained earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2020	**13,000**	**$ 130**	**3,063**	**$ 31**	**13,064**	**$ 131**	**16,852**	**$ 169**	**9,424**	**$ 94**	**$ 16,787,224**	**$ (18,001,722)**	**$ (1,213,944)**
Issuance of Stock		-		-		-		-	3,796	38	1,365,529		**1,365,567**
Share-Based Compensation											12,297		12,297
Net income/(loss)												(1,390,257)	(1,390,257)
Balance—December 31, 2021	13,000	130	3,063	31	13,064	131	16,852	169	13,220	132	18,165,049	$ (19,391,979)	**$ (1,226,337)**
Issuance of Stock	-	-	-	-	-	-	-	-	19,746	**197**	1,248,437		1,248,635
Share-Based Compensation											51,477		51,477
Net income/(loss)												(2,010,521)	(2,010,521)
Balance—December 31, 2022	**13,000**	**$ 130**	**3,063**	**$ 31**	**13,064**	**$ 131**	**16,852**	**$ 169**	**32,966**	**$ 330**	**$ 19,464,964**	**$ (21,402,500)**	**$ (1,936,747)**

See accompanying notes to financial statements.

SITEWIT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,010,521)	$	(1,390,257)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		4,008
Amortization of Intangibles		316,382		416,332
Share-based Compensation		51,477		12,297
Changes in operating assets and liabilities:				
Acccounts receivable, net		(10,214)		2,201
Prepaids and Other Current Assets		(30,064)		(21,401)
Accounts Payable		453,898		331,942
Deferred Revenue		(54)		7,736
Credit Cards		(21,368)		50,482
Accrued Interest on Promissory Note		9,726		
Other Current Liabilities		(533,115)		676,511
Net cash provided/(used) by operating activities		**(1,773,853)**		**89,849**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(575,966)		(611,930)
Net cash provided/(used) in investing activities		**(575,966)**		**(611,930)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,248,635		1,365,567
Borrowing on Promissory Notes and Loans		558,945		-
Repayment of Promissory Notes and Loans		-		(472,400)
Net cash provided/(used) by financing activities		**1,807,579**		**893,167**
Change in Cash		(542,240)		371,086
Cash—beginning of year		964,243		593,157
Cash—end of year	**$**	**422,004**	**$**	**964,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	65,863	$	45,186
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SiteWit Corp. was incorporated on June 18, 2009, in the state of Florida. On 21 November 2018, the company Kliken GmbH was incorporated in Switzerland, which is a subsidiary fully owned by SiteWit Corp since its establishment. The consolidated financial statements of SiteWit Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Kliken has been recognized as an expert in search and shopping ads across the globe. In 2022, Kliken released Kliken Ads, a first-of-its kind ad network, giving small business owners access to ad technology that was previously out of reach and beyond their budget. With over twenty-three global e-commerce brands as partners and over 92 million products under management, Kliken is uniquely positioned to provide top-class, market-leading products and services with leading platforms to the global marketplace allowing any and all businesses to become marketing experts with the click of a button. Kliken operates a platform that allows any business (small, medium, or large) to utilize its services to connect to three main advertising platforms (Google, Meta, The Trade Desk) among others and most advertising products they may offer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $465,160, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its platform/software development costs, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

SiteWit Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

Income Taxes (continued)

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing the services on its platform.

Cost of sales

Costs of goods sold include the cost of sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $173,206 and $183,918, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. While the pandemic had numerous global economic impacts, the Company was uniquely placed to leverage the pandemic however, as the changing economic and regulatory environment expedited the transition from physical store sales to online marketplaces. The Company's focus on delivering marketing services exists as a key piece of this continued transition. The Company recognizes the impact of the pandemic on the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance, however Management believe that the continued shift to the online, eCommerce market place which was previously occurring and which accelerated during the pandemic, is not likely to reverse giving the Company a strong platform for continued operations and growth for customers across it's platform.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	57,089	23,110
Other Current Asset	-	3,915
Total Prepaids and Other Current Assets	**$ 57,089**	**$ 27,025**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	239,829	780,364
Sublease Rental Security Deposits Payable	7,000	7,000
Tax Payable	8,845	490
Other current liabilities		935
Total Other Current Liabilities	**$ 255,674**	**$ 788,789**

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
SiteWit Development (Ads marketing platform)	$ 7,260,009	$ 6,684,043
Intangible assets, at cost	**7,260,009**	**6,684,043**
Accumulated amortization	(6,443,435)	(6,127,052)
Intangible assets, Net	**$ 816,574**	**$ 556,990**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022, and 2021 was in the amount of $316,382 and $416,332, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Expense
2023	$	(316,382)
2024		(316,382)
2025		(183,809)
2026		
Thereafter		-
Total	**$**	**(816,574)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 109,744 shares of Common Stock with a par value of $0.01. As of December 31, 2022, and December 31, 2021, 13,000 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 3,063 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 3,063 shares have been issued and are outstanding.

Series A-2 Preferred Stock

The Company is authorized to issue 20,454 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 13,064 shares have been issued and are outstanding.

Series B-1 Preferred Stock

The Company is authorized to issue 32,628 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 16,852 shares have been issued and are outstanding.

Series B-2 Preferred Stock

The Company is authorized to issue 32,966 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 32,966 shares and 13,220 shares have been issued and are outstanding, respectively.

6. SHAREBASED COMPENSATION

During 2010 and 2022, the Company authorized the 2010 Equity Incentive Plan and 2022 Omnibus Incentive Plan. The Company reserved 6,717 shares of its Common Stock pursuant to the both plans, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options per 2010 Equity Incentive Plan activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	1,556	$ 28.54	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	1,556	$ 28.54	2.82
Exercisable Options at December 31, 2021	1,556	$ 28.54	2.82
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,556	$ 28.54	1.82
Exercisable Options at December 31, 2022	1,556	$ 28.54	1.82

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $0 and $0, respectively

A summary of the Company's stock options per 2022 Omnibus Incentive Plan activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	5,160	$ 28.54	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	5,160	$ -	2.71
Exercisable Options at December 31, 2022	5,160	$ -	2.71

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $50 and $0, respectively.

Warrants

A summary of the Company's stock warrants and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	14,462	$ -	-
Granted	3,796		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	18,258	$ -	-
Granted	21,391	$ 3.24	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	39,649	$ -	3.47

Stock warrants expenses for the years ended December 31, 2022 and December 31, 2021 were $51,428 and $12,297, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement - Ricardo Lasa	$ 1,500,000	10.00%	11/15/2020	12/31/2026	$ 9,726	9,726	$ -	$ 575,000	$ 584,726
SERVISFIRST BANK- bank loan	$ 988,015	8.25%	11/23/2022	11/15/2026	$ 81,511	-	$ -	$ 971,959	$ 971,959
Total					**$ 91,237**	**$ 9,726**	**$ -**	**$ 1,546,959**	**$ 1,556,686**

The loan agreement with the co-founders and the CEO, Ricardo Lasa is credit facility with maximum borrowing capacity of $1,500,000. As of December 31, 2022, $925,000 is left available to the company.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	-
2024		-
2025		-
2026		1,546,959
2027		-
Thereafter		-
Total	**$**	**1,546,959**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(511,838)	$	(514,404)
Valuation Allowance		511,838		514,404
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 December 31,2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(1,570,992)	$	(1,059,153)
Valuation Allowance		1,570,992		1,059,153
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,295,892, and the Company had state net operating loss ("NOL") carryforwards of approximately $275,099. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On October 1, 2022, the Company entered into a loan agreement with one of its co-founders and the CEO, Ricardo Lasa. The Company can borrow up to the sum of $1,500,000. The loan bears an interest of 10% per annum and has a maturity date on December 31, 2026. As of December 31, 2022, the outstanding balance of the loan is $575,000.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 1, 2021, the Company entered into a sublease agreement with Atlas Reality Group LLC and Bluegrey Mortgage LLC to rent premises located at Tampa, Florida. The base rent starts from $6,000 per month and the lease ends on May 31, 2024. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 75,000
2024	35,000
2025	-
2026	-
Thereafter	-
Total future minimum operating lease payments	**$ 110,000**

Rent expenses were in the amount of $70,234 and $158,612 as of December 31, 2022 and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through February 24, 2023, which is the date the consolidated financial statements were available to be issued.

On February 23, 2023 the Company secured an amendment to the promissory note issued by Ricardo Lasa for an additional two-million U.S. dollars.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Kliken is not live or open to the public at this moment.

INVEST IN KLIKEN TODAY!

Reach Beyond with Kilken Ads

SiteWit Corp. (d.b.a."Kliken" or the "Company") is a platform making online marketing and advertising accessible for small to medium e-commerce and service businesses. From 202...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Rocket-Fueled Marketing
For the Fortune 1,000,000

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Through our highly efficient and scalable self-serve model, we are able to deliver highly valuable marketing services at the fraction of their usual cost, generating an average 6X return on ad spending for our customers.
- Our revenue has increased by 371% since 2019 to over $22 million from 2020 to 2022, with over $200 million in sales for customers using our advertising solutions.
- We have developed key partnerships with major e-commerce platforms including WooCommerce, Wix, Ecwid, One.com, VISA, Constant Contact, Square, Weebly and more.

Invest Now
$4.11 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$246.60	$44.97M

THE PITCH

At Kilken, our mission is to help e-commerce store owners grow their business with AI-driven advertising solutions previously available only to the Fortune 500, on a small business budget with no marketing experience required. With over $18 million from previous raises, $22 million in revenue from the past two years, and multiple awards won, we believe we are ready to grow in order to reach more business than ever.

THE OPPORTUNITY

Top-Tier Digital Marketing that Works for Small Businesses


Marketing Agencies Are
Too Costly for Small and Medium-Size Business Owners
Most Agencies charge over $1,000 per month

Small and medium business owners (SMBs) need to advertise online to grow their customer bases. Most marketing agencies charge over $1,000 per month, but the average SMB only has a monthly marketing budget of $300-$500 (source, source).


Water Sports Unlimited
What's Your Passion?
A Low-Cost, Effective Platform
Designed to Help E-Commerce Store Owners Grow Their Business

Our services have a low cost of entry at $150/month while allowing our customers to increase their advertising to from $150 to $10,000 per month, giving them powerful scalability. Our platform is so effective at building campaigns that **our customers complete the build process in less than 5 minutes on average and over 15% of the customers buy the advertising campaigns.**


We deliver better results for a better price to all of our customers:
Sara
Kliken has helped us streamline our Google Shopping Ads process by making it simple and easy while also increasing sales and lowering our cost of customer acquisition.
Seth | Dr. Techlove
If I could give any advice to people on the fence, GET STARTED ASAP. You will see a return immediately. It is a 10/10, automated, cost-effective and delivers. It is the ultimate marketing solution for WooCommerce merchants.
Kory
I'm not sure what the secret sauce is, but this is the first worthwhile marketing money I've spent in the past 2 years.
WAKE

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Strong Partnerships and Proven Results in an Underserved Market

The e-commerce software and platform market is **growing rapidly at a CAGR of 12.5%** (source). Currently, there are 32 million SMBs in the US and 23 million SMBs in the EU, alone. Google and Facebook only serve 6 million, leaving 90% of small businesses untapped. (source, source, source)



102 Million
Products under management
$18 Million
Raised in funding
$200 Million In Sales
For customers using our advertising solutions
$22 Million In Revenue
from 2020 - 2022, a 371% increase from 2019
5,000
Average organic new customers signing up each month
10% +
Conversion rate for buying an advertising campaign
6x
Average Return on Advertising Spend (ROAS)
Partnerships with WooCommerce, Wix, Ecwid, One.com, VISA, Constant Contact, Square, Weebly and more.

Since our launch we have reached the following milestones:

- **102 million products** under management
- Businesses see an average of **6x Return on Advertising Spend (ROAS)**
- **$200 million in sales** for customers using our advertising solutions.
- **$22 million in revenue** from 2020 - 2022, a **371% increase** from 2019
- **Average of 5,000 organic new customers** signing up each month
- Conversion rate of over **10%** for buying an advertising campaign
- **$18 million raised** in funding
- Partnerships with **WooCommerce, Wix, Ecwid, One.com, VISA, Constant Contact, Square, Weebly and more**

We Have Won Multiple Awards, Including:

Inc. 5000

The fastest-growing private companies in America.

No. 2043 in 2021 and No. 1,046 in 2022

Inc. Power Partners

List of 252 B2B companies that go the extra mile to provide game-changing support for small businesses.

Google Partner – PREMIER 2023

For several years in a row, Kliken is among the top 3% of companies in the US

WHY INVEST

Making Fortune 500-Quality Marketing Accessible to Millions of Small Businesses



buy sneakers online

Help Us Deliver Key Marketing Services at Affordable Prices To Small Businesses Everywhere

We exist to see our customers and their business thrive by growing sales, acquiring ideal customers, and giving them more - all in a simple, reliable, disruptive, and cost-effective way. With this raise, we plan to increase marketing for our newest service, Kliken Ads, and expand beyond the US to exponentially grow our base. With a proven track record generating revenue, strong partnerships, and multiple awards, we believe we are ready to deliver key marketing services at affordable prices to small businesses everywhere.

ABOUT

HEADQUARTERS
5201 W Kennedy Blvd, Suite 500
Tampa, FL 33626

WEBSITE
View Site

SiteWit Corp. (d.b.a."Kliken" or the "Company") is a platform making online marketing and advertising accessible for small to medium e-commerce and service businesses. From 2020 to 2022, we generated over $22 million in revenue.

TEAM

Ricardo Lasa
CEO

Ricardo Lasa is a seasoned entrepreneur and the CEO and Co-Founder of Kliken. Ricardo has led Kliken to become one the leading marketing platforms for small business owners with partnerships with the leading e-commerce platforms like WooCommerce, Ecwid, Wix, Square and many others. Ricardo holds an MBA and a MS MIS from the University of South Florida and sits on the advisory board of the ISDS School of Information Science.

Donald Berndt
Chief Scientist

Don Berndt first met Ricardo Lasa (Kliken CEO) as a student in his database class at the University of South Florida (USF) after joining as a new professor more than two decades ago. He continued to see Ricardo as a student in the new Master of Science program, as a colleague when Ricardo taught programming as an adjunct faculty and as a serial entrepreneur. Don served on the Board of Directors of Web Piston, a website builder founded by Ricardo, where online advertising was a key to customer acquisition. Don and Ricardo applied a variety of emerging data science techniques, successfully improving paid search results and co-founding SiteWit Corporation (websites with intelligence) to bring the technologies to market (now DBA Kliken – inspired by the legendary Kraken and the Dutch word for click – “klikken”). For Don, this was a chance to use a wide range of data and text mining approaches in the field, balancing his on-going academic work. Don Berndt is a faculty member in the Muma College of Business at the University of South Florida. He received his Ph.D. in Information Systems from the Stern School of Business at New York University. He also holds a M.S. in Computer Science from the State University of New York at Stony Brook and a B.S. from the University of Rhode Island. His research and teaching interests include the intersection of artificial intelligence and database systems, data warehousing, data and text mining, as well as a long-standing interest in parallel programming. Along with his academic focus, he has been involved in a series of entrepreneurial ventures prior to co-founding Kliken.com, including co-founding Medegy, Inc. in the USF Business Incubator focused on healthcare data warehousing. Dr. Berndt also worked at Yale University and Scientific Computing Associates, Inc., where he worked on scientific computing and the development of commercial versions of the Linda parallel programming environment. He also developed artificial intelligence applications in academic settings and at Cognitive Systems, Inc.

Don works around 20 hours per week for Kliken.



Christopher Lord
CTO

Chris has overseen the IT and Data infrastructures for Kliken since the Company's founding. He brings decades of experience in both Software Development and IT management.



James McCart
Chief AI Officer

James received his Ph.D. and M.S. in Management Information Systems from the University of South Florida and holds a B.S. in Information Systems from Purdue University. Besides his work at Kliken, James has experience in healthcare informatics research, where his work has been published in leading academic journals. He also taught graduate-level courses as an adjunct faculty member.



Jesse Baynard II
VP of Engineering

One of the original founding employees of SiteWit. Jesse is responsible for leading the development efforts of the company.



Charles Fox
COO

Charles Fox, MSc, ACA, is the Chief Operating Officer at SiteWit Corp. He has spent the last 13+ years focused on operational & financial management and controls in both public accounting and industry in sectors such as investment management, payments & FinTech and SaaS. Charles holds an MSc. in Economics from the University of Dublin, Trinity College and is a qualified accountant and a member of Chartered Accountants Ireland.



Marc Fratello
Director

Marc is a serial entrepreneur who has started, operated and sold a number of technology based companies.

Marc is an investor, board member and CEO mentor to Dealer Wizard, Kliken, That's Us Technologies, Red Rover, Haddy, Marxent Labs and Trucks.com.

Marc holds a MBA in Finance from the Wharton School of Business and undergraduate degree from Franklin & Marshall College and resides in St Petersburg, Florida.

Marc works 20 hours per week on Kliken.



Jonathan Gordon
Director

Jonathan is a successful executive, entrepeneur and investor with 40+ year history of building technology companies from early and mid-stage through to exit. Experience includes enterprise software, system software, semiconductors, and instrumentation companies. Focused on maximizing shareholder value through business development and in building sales and market channels, timely product development, and cost effective management of operations leading to profitability. Additional expertise in IP monitization. Contact base is diverse with numerous high level relationships worldwide

In January 2006, Jonathan co-founded Stage 1 Ventures, an early stage venture capital firm. Investments include e-Centives (sold to Catalina Marketing), AdelaVoice, Marxent Labs, Maple Farm Media, Carvoyant, Par Elastic, Instream, Veloxum, XPeerient, Delfigo Security, Wing Power, Phantom Alert, OnePin, Cuesol (sold to MobileLime), go2 (merged with 80108), SiteWit and Auspice (sold to Arris), Kliken, and KiteDesk.

Jonathan works 20 hours per week with Kliken.



Marc Sokol
Board Member

Marc is a systems software designer/developer with Fortex in the 70s, co-founder/compiler designer/entrepreneur with Realia in the 80s, engineering/strategy/marketing executive with CA in the 90s, venture capitalist with JK&B Capital in the 2000s, and ran marketing and business development at NeuLion, Inc.

Now a partner and investment committee chair at Florida Funders, Chairman of VirtualZ Computing, and President of GovTech startup Commack Solutions.

Marc works 5 hours per week at SiteWit Corp. (d.b.a. Kliken).

TERMS

Kliken

Overview

PRICE PER SHARE
$4.11

VALUATION
$44.97M

DEADLINE
Jul 4, 2023

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$246.60

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.46

ASSET TYPE
PREFERRED

MIN NUMBER OF SHARES OFFERED
3,648

SHARES OFFERED
Series C Preferred Stock

MAX NUMBER OF SHARES OFFERED
300,485

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based

Friends and Family

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Viking Investors $1,000+

Investor Exclusive: $150 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing.

Dragon Investors $2,500+

5% bonus shares; Investor Exclusive: $250 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing; 30-minute ad campaign VIP strategy session on zoom with one of our experts

Legend Investors $5,000+

7% bonus shares; Investor Exclusive: $500 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing; 60-minute ad campaign VIP strategy session on zoom with one of our experts

Hydra Investors $10,000+

9% bonus shares; Investor Exclusive: $1,000 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing.; 60-minute ad campaign VIP strategy session on zoom with one of our experts

Kraken Investors $25,000+

10% bonus shares; Call with Founder / CEO; Investor Exclusive: $2,500 in FREE Kliken Ads for your second month, when you purchase a campaign within 3 months of the funding round closing; 60-minute ad campaign VIP strategy session on zoom with one of our experts

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kliken by SiteWit Corp. ("Kliken" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $4.11 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $411. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
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How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When you're a small business, if you aren't online you simply don't exist to new customers. Business owners—who are spread thin as it is—don't have the time or expertise to effectively market themselves online, or can afford the thousands of dollars it costs to hire an agency. It's enough to make you quit before you start and why only 10% of businesses advertise online. Kliken is the solution for the other 90%.

James: Kliken is an all-in-one marketing platform that enables any business to quickly and easily launch a digital advertising campaign at prices they can afford, so they can focus on what they do best—running their business.

Rebecca: Inc. has named us one of the fastest-growing companies in the US for the past 2 years. But it's over the last decade that we've helped over 25,000 small businesses advertise online and generate over $200 million in sales. We succeed when our customers thrive, and on average they see a $6 return for every $1 of ad spending. They can see exactly how their ad dollars are being spent and are performing—metrics that marketing agencies usually keep under wraps.

James: This is a streamlined, partner-focused business model that saves our customers money while also being completely transparent. We acquire our customers very efficiently at scale through our partners—the leading web and e-commerce hosts in the business. The last 10 years have all been leading to this moment, the launch of our own ad network - Kilken Ads.

Title: Our Partners

- Wix
- WooCommerce
- Square
- Lightspeed,
- VISA and more

Rebecca: Using Kliken Ads, users can now build a digital campaign in 5 minutes, go live in 24 hours, and advertise outside of Google and Facebook to reach even more new customers on the Open Web. It's truly exciting AI-driven technology built for Fortune 500 companies that we've tailored for the needs of small businesses. And so far, on average, our customers see 6x return on ad spend when using Kliken Ads.

Ricardo: Our success with Kliken Ads has catapulted our marketing demands and our expansion into advertising for Connected TV apps. Your investment will provide the rocket fuel we need to meet these demands.

It's time to unleash Kliken. It's time to become an investor.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H23000106197 3)))

H230001061973ABC$

Note: DO NOT hit the REFRESH/RELOAD button on your browser from this page. Doing so will generate another cover sheet.

```
To:
        Division of Corporations
        Fax Number     : (850)617-6380

From:
        Account Name   : FOLEY & LARDNER
        Account Number : I19980000047
        Phone          : (407)423-7656
        Fax Number     : (407)648-1743
```

Enter the email address for this business entity to be used for future annual report mailings. Enter only one email address please.

Email Address:____________________

COR AMND/RESTATE/CORRECT OR O/D RESIGN
SITEWIT CORP.

Certificate of Status	**0**
Certified Copy	**0**
Page Count	**25**
Estimated Charge	**$35.00**

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SIXTH AMENDED AND RESTATED ARTICLES OF INCORPORATION OF SITEWIT CORP.

(Pursuant to Sections 607.1007 and 607.1003 of the Florida Business Corporation Act)

SiteWit Corp., a corporation organized and existing under and by virtue of the provisions of the Florida Business Corporation Act (the "FBCA"),

DOES HEREBY CERTIFY:

1. That this Corporation is named SiteWit Corp. (the "Corporation") and was originally incorporated in the State of Florida on June 18, 2009, and that these Sixth Amended and Restated Articles of Incorporation shall amend, restate and supersede in their entirety any and all prior Articles of Incorporation, as amended, including, without limitation, those certain Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Florida on October 1, 2012, those certain Second Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Florida on May 17, 2013, as amended by those certain Articles of Amendment filed with the Secretary of State of the State of Florida on November 19, 2015, those certain Third Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Florida on July 16, 2020, those certain Fourth Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Florida on December 14, 2020, those certain Fifth Amended and Restated Articles of Incorporation filed with the Secretary of State of the State of Florida on May 24, 2022, and any other Articles of Amendment or Certificates of Designation thereto, filed with the State of Florida from the date of the Corporation's original incorporation through the date hereof.

2. That these Sixth Amended and Restated Articles of Incorporation have been approved by the Board of Directors and shareholders of the Corporation in the manner and by the vote required by the FBCA. These Sixth Amended and Restated Articles of Incorporation contain amendments that require shareholder approval. These Sixth Amended and Restated Articles of Incorporation were approved by the shareholders pursuant to a written consent in lieu of a meeting dated March 20, 2023, and the votes cast for the amendment by the shareholders was sufficient for approval.

That the Articles of Incorporation of this Corporation have been amended and restated in their entirety to read as follows:

FIRST: The name of this corporation is SiteWit Corp. (the "**Corporation**").

SECOND: The address of the principal office of the Corporation is 17541 North Dale Mabry Highway, Lutz, Florida 33548. The mailing address of the Corporation is 17541 North Dale Mabry Highway, Lutz, Florida 33548. The address of the Corporation's registered office is 17541 North Dale Mabry Boulevard, Lutz, Florida 33548. The name of the registered agent at such address is Ricardo Lasa.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the FBCA.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) twelve million four hundred seventy four thousand four hundred (12,474,400) shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) ten million four hundred eleven thousand one hundred (10,411,100) of Preferred Stock, $0.01 par value per share ("**Preferred Stock**").

Effective upon the filing of these Sixth Amended and Restated Articles of Incorporation with the Secretary of State of the State of Florida (the "**Filing Date**"), (i) each then-issued and outstanding share of Common Stock shall automatically, and without the need for any action on the part of any stockholder, be converted into one hundred (100) shares of Common Stock, (ii) each then-issued and outstanding share of Series A-1 Preferred Stock shall automatically, and without the need for any action on the part of any stockholder, be converted into one hundred (100) shares of Series A-1 Preferred Stock, (iii) each then-issued and outstanding share of Series A-2 Preferred Stock shall automatically, and without the need for any action on the part of any stockholder, be converted into one hundred (100) shares of Series A-2 Preferred Stock, (iv) each then-issued and outstanding share of Series B-1 Preferred Stock shall automatically, and without the need for any action on the part of any stockholder, be converted into one hundred (100) shares of Series B-1 Preferred Stock, and (v) each then-issued and outstanding share of Series B-2 Preferred Stock shall automatically, and without the need for any action on the part of any stockholder, be converted into one hundred (100) shares of Series B-2 Preferred Stock.

Pursuant to Section 607.0602 of the FBCA, the Board of Directors is authorized, without the approval of the shareholders of the Corporation, to (a) provide for the classification and reclassification of any unissued shares of Preferred Stock and determine the preferences, limitations, and relative rights thereof and (b) issue Preferred Stock in one or more classes or series, all within the limitations set forth in Section 607.0601 of the FBCA. Without limiting the generality of the foregoing, and subject to the rights of any series of Preferred Stock then outstanding, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased

(but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 607.1004 of the FBCA.

B. PREFERRED STOCK

Three hundred six thousand three hundred (306,300) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**", two million forty five thousand four hundred (2,045,400) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-2 Preferred Stock**", three million two hundred sixty two thousand eight hundred (3,262,800) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series B-1 Preferred Stock**", and three million two hundred ninety six thousand six hundred (3,296,600) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series B-2 Preferred Stock**", and one million five hundred thousand (1,500,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series C Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series A-1 Preferred Stock and the Series A-2 Preferred Stock are hereinafter referred to collectively as "**Series A Preferred Stock**". The Series B-1 Preferred Stock and the Series B-2 Preferred Stock are hereinafter referred to collectively as "**Series B Preferred Stock**". Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

From and after the date of the issuance of any shares of Series B Preferred Stock, dividends at the rate per annum of $0.3064 per share shall accrue on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends otherwise. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series B Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series B Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Preferred Stock dividend. In addition to the restriction on dividends set forth in the preceding sentence, the Corporation shall not declare, pay or set aside any dividends on shares of Common Stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) (a) the holders of the Series A-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 Preferred Stock in an amount at least equal to that dividend per share of Series A-1 Preferred Stock as would equal the product of (i) the dividend payable on each share of Common Stock and (ii) the number of shares of Common Stock issuable upon conversion of a share of Series A-1 Preferred Stock, (b) the holders of the Series A-2 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 Preferred Stock in an amount at least equal to that dividend per share of Series A-2 Preferred Stock as would equal the product of (i) the dividend payable on each share of Common Stock and (ii) the number of shares of Common Stock issuable upon conversion of a share of Series A-2 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend, and (c) the holders of the Series C Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series C Preferred Stock in an amount at least equal to that dividend per share of Series C Preferred Stock as would equal the product of (i) the dividend payable on each share of Common Stock and (ii) the number of shares of Common Stock issuable upon conversion of a share of Series C Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend. As used herein, "**Series B Original Issue Price**" shall mean $3.8301 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock; "**Series A Original Issue Price**" shall mean $4.4872 per share with respect to the Series A-1 Preferred Stock and $3.1374 per share with respect to the Series A-2 Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock or Series A-2 Preferred Stock, as applicable; and "**Series C Original Issue Price**" shall mean $4.11 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A Preferred Stock, Series C Preferred Stock and/or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series B Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series C Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, and after the payment of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock as set forth in Subsection 2.1 above, but before any payment shall be made to the holders of Series A Preferred Stock and/or Common Stock by reason of their ownership thereof, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount per share equal to the greater of (i) the applicable Series C Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series C Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, and after the payment of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock and Series C Preferred Stock as set forth in Subsection 2.1 and Subsection 2.2 above, respectively, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount per share equal to the greater of (i) the applicable Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.3, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.4 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.5 Deemed Liquidation Events.

2.5.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting separately as a single class (the "**Requisite Series B Majority**"), and the holders of at least a majority of the Series A Preferred Stock, voting together as a single class on an as-converted basis (the "**Requisite Series A Majority**"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger, consolidation or share exchange in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.5.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.5.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3 and 2.4.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.5.1(a)(ii) or 2.5.1(b), if the Corporation does not effect a dissolution of the Corporation under the FBCA within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Series B Majority and the Requisite Series A Majority so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by Florida law governing distributions to shareholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Series A Liquidation Amount, Series B Liquidation Amount or Series C Liquidation Amount, as applicable. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Florida law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Subsection 2.5.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.5.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.5.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.5.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3 and 2.4 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 2.3 and 2.4 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.5.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock and Series B Preferred Stock, as applicable, held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles of Incorporation, holders of Series A Preferred Stock and Series B Preferred Stock shall vote together with the holders of Common Stock as a single class. For the avoidance of doubt, holders of Series C Preferred Stock shall not be entitled to vote on any matter except as may be required and not permitted to be waived by the FBCA.

3.2 Election of Directors. The holders of record of the shares of Series B-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series B-1 Director**"); the holders of record of the shares of Series B-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series B-2 Director**"); and the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class and on an as-converted basis, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series B Preferred Stock or Series A Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series B Preferred Stock or Series A Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class and on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series B-1 Preferred Stock under this paragraph shall terminate on the first date following the Filing Date on which there are issued and outstanding less than 350,000 shares of Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock), and the rights of the holders of the Series B-2 Preferred Stock under this paragraph shall terminate on the later of (1) the first date following the Filing Date on which there are issued and outstanding less than 280,000 shares of Series B-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock), and (2) the date on which Florida Funders Fund 2, LLC or its Affiliates collectively cease to own more than 65,200 shares of Series B-2 Preferred Stock. The rights of the holders of the Series A Preferred Stock under this paragraph shall terminate on the first date following the Filing Date on which there are issued and outstanding less than 150,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 350,000 shares of Preferred Stock (excluding shares of Series C Preferred Stock) are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to any Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the Requisite Series B Majority and the Requisite Series A Majority, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series B Preferred Stock or Series A Preferred Stock, respectively, with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B Preferred Stock or Series A Preferred Stock, respectively, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series B Preferred Stock or Series A Preferred Stock, respectively, with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.5 create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000 unless such debt security has received the prior approval of the Board of Directors, including the approval of the Series B Director and the Series A Director; or

3.3.6 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Original Issue Price,

the Series A Original Issue Price or Series C Original Issue Price, as applicable, by the applicable Conversion Price (as defined below) in effect at the time of conversion. As of the date of the filing of these Sixth Amended and Restated Articles of Incorporation with the Secretary of State of the State of Florida (the "**Filing Date**"), the "**Conversion Price**" shall be equal to (i) $3.8301 with respect to the Series B Preferred Stock, (ii) $3.7639 with respect to the Series A-1 Preferred Stock, (iii) $3.1374 with respect to the Series A-2 Preferred Stock, and (iv) $4.11 with respect to the Series C Preferred Stock. Such Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation. Before taking any action which would cause an adjustment reducing any Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the

Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series B-2 Original Issue Date**" shall mean the date on which the first share of Series B-2 Preferred Stock was issued.

(c) "**Series B-2 Stock Purchase Agreement**" shall mean any Series B-2 Preferred Stock Purchase Agreement pursuant to which shares of Series B-2 Preferred Stock are issued on the Series B-2 Original Issue Date and in subsequent closings thereafter, as such agreement may be amended from time to time.

(d) "**Series B-2 Warrants**" shall mean the warrants to purchase shares of Series B-2 Preferred Stock contemplated by and issued pursuant to a Series B-2 Stock Purchase Agreement.

(e) "**Series C Original Issue Date**" shall mean the date on which the first share of Series C Preferred Stock was issued.

(f) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(g) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series C Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued upon conversion of or as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the Series B Director and the Series A Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Series C Preferred Stock issued after the Series C Original Issue Date.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price for the Series A-1 Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the issued and outstanding Series A-1 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Conversion Price for the Series A-2 Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the issued and outstanding Series A-2 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Conversion Price for the Series B Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Series B Majority agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Conversion Price for the Series C Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the issued and outstanding Series C Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series C Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) such Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series C Original Issue Date), are revised after the Series C Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series C Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue), but excluding any additional shares of Common Stock issuable upon conversion of other classes of Preferred Stock due to a change in their applicable Conversion Prices;

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series C Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series C Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series C Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series C Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.5, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price per share of at least six (6) times the Series B Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time.

Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Reserved.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption. Nothing in this Section 7, however, shall be deemed to prohibit the Corporation's future issuance of previously unissued shares of Preferred Stock.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the Requisite Series B Majority. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the Requisite Series A Majority. Any of the rights, powers, preferences and other terms of the Series C Preferred Stock set forth herein may be waived on behalf of all holders of Series C Preferred Stock by the affirmative written consent or vote of the holders of a majority of the Series C Preferred Stock.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the FBCA, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by the FBCA, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of shareholders may be held within or without the State of Florida, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Florida at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the FBCA or any other law of the State of Florida is amended after approval by the shareholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the FBCA as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The Corporation shall, to the fullest extent permitted or required by the FBCA, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the Corporation to provide broader indemnification rights than to such amendment), indemnify all of the Corporation's officers and directors, all of the officers and directors of all of the Corporation's domestic subsidiaries, and all persons rendering services to the Corporation's foreign subsidiaries in capacities as officers and directors or in equivalent, identical, or similar capacities (hereinafter collectively the "Officers" and "Directors" of the Corporation), against any and all liabilities and advance any and all reasonable expenses incurred thereby in any proceeding to which any such Director or Officer is a party or in which such Director or Officer is deposed or called to testify as a witness because he or she is or was a Director or Officer of the Corporation or any of the Corporation's domestic or foreign subsidiaries. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against liabilities or the advancement of expenses which a

Director or Officer may be entitled under any written agreement, Board of Director's resolution, vote of shareholders, the FBCA, or otherwise. The Corporation may, but shall not be required to, supplement the foregoing rights to indemnification against liabilities and advancement of expenses by the purchase of insurance on behalf of any one or more of its Directors or Officers, whether or not the Corporation would be obligated to indemnify or advance expenses to such Director or Officer under this Article Tenth. For purposes of this Article Tenth, the term "Directors" includes former directors of the Corporation or any of the Corporation's domestic or foreign subsidiaries and any director who is or was serving at the request of the Corporation or any of the Corporation's domestic or foreign subsidiaries as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including without limitation, any employee benefit plan (other than in the capacity as an agent separately retained and compensated for the provisions of goods or services to the enterprise, including without limitation, attorneys at law, accountants, and financial consultants). The term "Officers" includes all of those individuals who are or were at any time officers of the Corporation or any of the Corporation's domestic or foreign subsidiaries and not merely those individuals who are or were at any time "executive officers" of the Corporation or any of the corporation's domestic or foreign subsidiaries as defined in Securities and Exchange Commission Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended. All of the capitalized terms used in this Article Tenth and not otherwise defined herein have the meaning set forth in Section 607.0850 of the FBCA. The provisions of this Article Tenth are intended solely for the benefit of the indemnified parties described herein, their heirs and personal representatives, and shall not create any rights in favor of third parties.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the state courts of the State of Florida located in Hillsborough County, Florida, or the United States District Court for the Middle District of Florida – Tampa Division shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the FBCA or the Corporation's Articles of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the applicable court determines that there is an indispensable party not subject to the jurisdiction of the applicable court (and the indispensable party does not consent to the personal jurisdiction of the applicable court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the applicable court, or for which the applicable court does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with the FBCA.

4. That these Sixth Amended and Restated Articles of Incorporation, which restate and integrate and further amend the provisions of this Corporation's Articles of Incorporation, has been duly adopted in accordance with the FBCA.

IN WITNESS WHEREOF, these Sixth Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of this Corporation on this 21st day of March, 2023.

DocuSigned by:
By: Ricardo Lasa
E7D90521252E416...
Name: Ricardo Lasa
Title: Chief Executive Officer